100 Pearl Street Hartford, CT 06103	860.263.4710	VIRTUS.COM

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

October 1, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Re:	Virtus Investment Partners, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 26, 2014

File No. 001-10994

Ladies and Gentlemen:

As requested by the staff, the Company has provided the Staff additional information related to the underlying collateral assets of the Company’s Nob Hill I CLO (“the CLO”). The Company has provided an excerpt from the Indenture of the CLO as Appendix A to this response that defines the relevant contractual requirements and limitations that restrict the investment activities of the collateral manager. The Company has provided supplemental commentary with respect to the collateral assets and primary risk of structure below:

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of this letter. Please note this letter omits confidential information included in an unredacted version delivered to the Staff. Such redactions are denoted herein by “[***].”

Investment Limitations – Select Portfolio Profile Test Requirements

•	Item (a): Not less than [***] of the principal collateral value shall consist of variable rate loans. [***].

•	Item (d): Not more than [***] of the principal collateral value shall consist of fixed rate loans.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

•	Item (n): Not more than [***] of the principal collateral value is permitted to consist of loans that pay interest less frequently than quarterly; thus requiring that [***]of the collateral assets are required to consist of [***]rates (“LIBOR” or “L”). [***].

Primary Risk of Structure – Credit

•	[***].

•	[***]

•	[***]

Libor Floors

•	[***]

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

•	[***]

Thank you for your time and attention.

Very truly yours,

/s/ Michael A. Angerthal

Michael A. Angerthal Executive Vice President and Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY VIRTUS INVESTMENT PARTNERS, INC.

APPENDIX A:

[***]

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